SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Parker Drilling Company

(Name of the Issuer and Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

701081507

(CUSIP Number of Class of Securities)

Jennifer F. Simons

Vice President, General Counsel and Secretary

Parker Drilling Company

5 Greenway Plaza, Suite 100

Houston, Texas 77046

(281) 406-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

Daniel Fisher

Akin Gump Strauss Hauer Feld LLP

One Bryant Park

Bank of America Tower

New York, NY 10036

(212) 872-1000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation (*)	Amount of Filing Fee (**)

$10,510,740	$1,365

(*)

Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of 350,358 shares of common stock for $30.00 per share in cash in lieu of issuing fractional shares to holders of less than 100 shares of common stock after the proposed reverse/forward stock split.

(**)	The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the assumed Transaction Valuation of $10,510,740 by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,015

Form or Registration No.:	13E-3 and Amendment No. 1 thereto

Filing Party:	Parker Drilling Company

Date Filed:	September 11, 2019 ($137) and October 21, 2019 ($878)

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 2 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”), filed pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by Parker Drilling Company, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 11, 2019, as previously amended and supplemented by Amendment No. 1 to the Schedule 13E-3 filed with the SEC on October 21, 2019. This Amendment No. 2 is being filed with the SEC in connection with the filing of the Company’s definitive proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act.

The Company proposes to hold a special meeting of its stockholders to consider amendments to the Company’s amended and restated certificate of incorporation (the “Charter”) to effect a reverse stock split (the “Reverse Stock Split”) of the Company’s common stock, par value $0.01 per share (the “common stock”), followed immediately by a forward stock split of the Company’s common Stock (the “Forward Stock Split” and, together with the Reverse Stock Split, the “Stock Splits”), at a ratio (i) not less than 1-for-5 and not greater than 1-for-100, in the case of the Reverse Stock Split (the “Reverse Stock Split Ratio”), and (ii) not less than 5-for-1 and not greater than 100-for-1, in the case of the Forward Stock Split (the “Forward Stock Split Ratio” and, together with the Reverse Stock Split Ratio, the “Stock Split Ratios”), with the exact Stock Split Ratios to be set within the foregoing ranges at the discretion of the Company’s Board of Directors (the “Board”) (and, in all cases, with the Forward Stock Split Ratio being the inverse of the Reverse Stock Split Ratio), without further approval or authorization of the Company’s stockholders and with the Board, in its sole discretion, able to effect the Stock Splits immediately following the public announcement of the Stock Split Ratios or to elect to abandon the overall Transaction (as defined below) and the proposed Stock Splits (whether or not authorized by the stockholders), at any time. If the proposals are approved and the Board decides to proceed with the Stock Splits, it will then determine the Stock Split Ratios and direct the Company to file with the State of Delaware certificates of amendment to the Company’s Charter to effectuate the Stock Splits, which would likely occur immediately following the public announcement of the Stock Split Ratios chosen by the Board, at which date (the “effective time”) a stockholder of record owning immediately prior to the effective time fewer than a minimum number of shares, which, depending on the Stock Split Ratios chosen by the Board, would be between 5 and 100 (the “Minimum Number”), would only be entitled to a fraction of a share of common stock upon the Reverse Stock Split and will be paid cash in lieu of such fraction of a share of common stock, on the basis of $30.00, without interest (the “Cash Payment”), for each share of common stock held by such holder (the “Cashed Out Stockholders”) immediately prior to the effective time and the Cashed Out Stockholders would no longer be stockholders of the Company. Stockholders owning at least the Minimum Number of shares immediately prior to the effective time (the “Continuing Stockholders”) would not be paid cash in lieu of any fraction of a share of common stock such Continuing Stockholders may be entitled to receive upon the Reverse Stock Split and, upon the Forward Stock Split, the shares of common stock (including any fraction of a share of common stock) held by such Continuing Stockholders after the Reverse Stock Split will be reclassified into the same number of shares of common stock as such Continuing Stockholders held immediately prior to the effective time. As a result of the Forward Stock Split, the total number of shares of the Company’s common stock held by a Continuing Stockholder would not change as a result of the Stock Splits.

The primary purpose of the Stock Splits is to enable the Company to reduce the number of record holders of its common stock below 300, which is the level at which the Company is required to file public reports with the SEC. As described in the Proxy Statement, the Board will consider various factors in determining the Stock Split Ratios; however, the Company believes that any Reverse Stock Split Ratio within the proposed range would reduce the number of record holders below 300. The Stock Splits are being undertaken as part of the Company’s plan to suspend its duty to file periodic and current reports and other information with the SEC under the Exchange Act. Each of the Finance and Strategic Planning Committee of the Board (the “Finance and Strategic Planning Committee”) and the Board has determined that the costs of being a public reporting company outweigh the benefits thereof. The actions the Company would take to suspend, and events that occur as a result of such actions that would have the effect of suspending, the Company’s reporting obligations under the Exchange Act, including effectuating the Stock Splits, delisting the Company’s common stock from trading on the New York Stock Exchange, terminating the registration of the Company’s common stock under Sections 12(b) and 12(g) of the Exchange Act and suspending of the Company’s reporting obligations under Section 15(d) of the Exchange Act, are collectively referred to herein as the “Transaction.” After giving effect to the Transaction, the Company will no longer be subject to the reporting requirements under the Exchange Act or other requirements applicable to a public company, including requirements under the Sarbanes-Oxley Act of 2002 and the listing standards of any national securities exchange.

The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address. The name of the subject company is Parker Drilling Company, a Delaware corporation. The Company’s principal executive offices are located at 5 Greenway Plaza, Suite 100, Houston, Texas 77046. The Company’s telephone number is (281) 406-2000.

(b) Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, of which 15,044,739 shares were outstanding as of November 20, 2019.

(c) Trading Market and Price. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Market Price of Common Stock” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Dividends” is incorporated herein by reference.

(e) Prior Public Offerings. The Company has conducted two underwritten public offerings within the three years preceding the date of the filing of this Schedule 13E-3, each of which were conducted on February 23, 2017.

The Company issued 500,000 shares of 7.25% Series A Mandatory Convertible Preferred Stock, par value $1.00 per share (the “Old Preferred Shares”), for $100 per share. The Company received total net proceeds of $50.0 million, after underwriting discount and offering expenses.

The Company issued 12,000,000 shares of common stock, par value $0.16 2/3 per share (the “Old Common Shares” and, together with the Old Preferred Shares, the “Old Shares”), for $2.10 per share. The Company received total net proceeds of $25.20 million, after underwriting discount and offering expenses.

In accordance with the Amended Joint Chapter 11 Plan of Reorganization of Parker Drilling Company and its Debtor Affiliates (as amended, modified or supplemented from time to time, the “Plan”), all Old Shares were canceled and have no further force or effect as of March 26, 2019, the effective date of the Plan.

(f) Prior Stock Purchases. None.

Item 3.	Identity and Background of Filing Person

(a) Name and Address. The filing person, the Company, is also the subject company, with its address and telephone number provided in Item 2(a) above. The name of each director and executive officer is set forth below.

Name	Position
Eugene Davis	Independent Director and Chairman

Patrick Bartels	Independent Director

Michael Faust	Independent Director

Barry L. McMahan	Independent Director

L. Spencer Wells	Independent Director

Zaki Selim	Independent Director

Gary G. Rich	Director, President and Chief Executive Officer

Michael W. Sumruld	Senior Vice President and Chief Financial Officer

Jon-Al Duplantier	President, Rental Tools and Well Services

Bryan R. Collins	President of Drilling Operations

Jennifer F. Simons	Vice President, General Counsel and Secretary

The address of each director and executive officer of the Company is c/o Parker Drilling Company, 5 Greenway Plaza, Suite 100, Houston, Texas 77046 and the telephone number for each of them is (281) 406-2000.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Directors and Executive Officers” is incorporated herein by reference.

Neither the Company nor, to the Company’s knowledge, the Company’s directors or executive officers, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Purpose of and Reasons for the Stock Splits and the Transaction,” “—Effects of the Transaction (including the Stock Splits),” “Fairness of the Stock Splits to effect the Transaction,” “—Material Federal Income Tax Consequences” and “—Payment for Fractional Shares” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under “SPECIAL FACTORS — No Appraisal or Dissenters’ Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Fairness of the Stock Splits to effect the Transaction” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Interests of Executive Officers, Directors and 10% Stockholders” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Fairness of the Stock Splits to effect the Transaction,” “—Interests of Executive Officers, Directors and 10% Stockholders” and “—Background of the Stock Splits to Effect the Transaction” is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Fairness of the Stock Splits to effect the Transaction,” “—Interests of Executive Officers, Directors and 10% Stockholders” and “—Background of the Stock Splits to Effect the Transaction” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Interests of Executive Officers, Directors and 10% Stockholders” and “— Stockholder Approval” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Effective Time” is incorporated herein by reference.

(c) Plans. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Purpose of and Reasons for the Stock Splits and the Transaction,” “— Background of the Stock Splits to Effect the Transaction,” “— Effects of the Transaction (including the Stock Splits),” “— New York Stock Exchange Listing; OTC Market” and “— Fairness of the Stock Splits to effect the Transaction,” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Purpose of and Reasons for the Stock Splits and the Transaction” and “— Background of the Stock Splits to Effect the Transaction” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Background of the Stock Splits to Effect the Transaction” and “— Alternatives to the Stock Splits to Effect the Transaction” is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Purpose of and Reasons for the Stock Splits and the Transaction,” “— Background of the Stock Splits to Effect the Transaction,” “— Alternatives to the Stock Splits to Effect the Transaction,” and “— Fairness of the Stock Splits to effect the Transaction” is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Purpose of and Reasons for the Stock Splits and the Transaction,” “— Effects of the Transaction (including the Stock Splits),” “— New York Stock Exchange Listing; OTC Market,” and “— Material Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

(a) Fairness. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Background of the Stock Splits to Effect the Transaction,” and “— Fairness of the Stock Splits to effect the Transaction” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Purpose of and Reasons for the Stock Splits and the Transaction,” “— Background of the Stock Splits to Effect the Transaction,” “— Alternatives to the Stock Splits to Effect the Transaction,” “— Fairness of the Stock Splits to effect the Transaction,” “Reservation of Rights” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Fairness of the Stock Splits to effect the Transaction” and “— Stockholder Approval” is incorporated herein by reference.

(d) Unaffiliated Representatives. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Fairness of the Stock Splits to effect the Transaction” is incorporated herein by reference.

(e) Approval of Directors. The Stock Splits and the Transaction were approved unanimously by the Board, including a majority of the directors of the Company who are not employees of the Company, at a meeting held on September 6, 2019. This approval was subsequently reaffirmed at a meeting held on September 26, 2019 when the Board (other than L. Spencer Wells, who was not in attendance) determined by a unanimous vote of directors present to proceed with seeking approval by our stockholders of the proposed Stock Splits to effect the Transaction by having the stockholders approve a range of Stock Split Ratios. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Background of the Stock Splits to Effect the Transaction,” and “— Fairness of the Stock Splits to effect the Transaction” is incorporated herein by reference.

(f) Other Offers. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Fairness of the Stock Splits to effect the Transaction” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Background of the Stock Splits to Effect the Transaction,” “— Fairness of the Stock Splits to effect the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The Finance and Strategic Planning Committee retained Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), as its independent financial advisor, to provide financial analyses to the Finance and Strategic Planning Committee in connection with the Finance and Strategic Planning Committee’s evaluation of the Stock Splits, as well as, if requested by the Finance and Strategic Planning Committee, render an oral opinion to the Finance and Strategic Planning Committee (to be subsequently confirmed in writing), that, subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion, as of the date thereof, the Cash Payment to be received by the Cashed Out Stockholders in the Reverse Stock Split was fair, from a financial point of view, to such Cashed Out Stockholders.

The information set forth in the Proxy Statement under “SPECIAL FACTORS — Background of the Stock Splits to Effect the Transaction,” “— Fairness of the Stock Splits to effect the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c) Availability of Documents. The full text of Houlihan Lokey’s fairness opinion, dated September 6, 2019, is attached as Annex C to the Proxy Statement. The fairness opinion of Houlihan Lokey and its financial analyses, which were provided to the Finance and Strategic Planning Committee (in its capacity as such) for its use in the evaluation of the Stock Splits, dated September 6, 2019, are each available for inspection and copying at the Company’s principal executive offices, 5 Greenway Plaza, Suite 100, Houston, Texas 77046.

Item 10.	Source and Amounts of Funds or Other Consideration

(a) Source of Funds. “SPECIAL FACTORS — Source of Funds and Expenses” and “MEETING AND VOTING INFORMATION — Solicitation” is incorporated herein by reference.

(b) Conditions. None.

(c) Expenses. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Source of Funds and Expenses” and “MEETING AND VOTING INFORMATION — Solicitation” is incorporated herein by reference.

(d) Borrowed Funds. None.

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Interests of Executive Officers, Directors and 10% Stockholders” and “INFORMATION ABOUT THE COMPANY — Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Effects of the Transaction (including the Stock Splits),” “— Interests of Executive Officers, Directors and 10% Stockholders,” and “— Stockholder Approval” is incorporated herein by reference.

(e) Recommendation of Others. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Purpose of and Reasons for the Stock Splits and the Transaction,” “— Background of the Stock Splits to Effect the Transaction,” “— Alternatives to the Stock Splits to Effect the Transaction,” and “— Fairness of the Stock Splits to effect the Transaction” is incorporated herein by reference.

Item 13.	Financial Statements

(a) Financial Information. The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 11, 2019, as amended by Form 10-K/A filed on April 29, 2019, and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019. The information set forth in the Proxy Statement under “SPECIAL FACTORS —Effects of the Transaction (including the Stock Splits)” and “FINANCIAL INFORMATION — Summary Historical Financial Information” is also incorporated herein by reference.

(b) Pro forma Information. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Pro Forma Consolidated Financial Statements (Unaudited)” is incorporated herein by reference.

(c) Summary Information. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Summary Historical Financial Information” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendation. The information set forth in the Proxy Statement under “MEETING AND VOTING INFORMATION — Solicitation” is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Source of Funds and Expenses” and “MEETING AND VOTING INFORMATION — Solicitation” is incorporated herein by reference.

Item 15.	Additional Information

(b) Not applicable.

(c) Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)(i)	Notice of Meeting and Definitive Proxy Statement of the Company (incorporated herein by reference to Schedule 14A, File No. 001-7573, filed by the Company with the SEC on November 25, 2019).
(a)(ii)	Important Notice Regarding Availability of Proxy Materials for the Stockholder Meeting to Be Held on January 9, 2020 (incorporated by reference to Schedule 14A, File No. 001-7573, filed by the Company with the SEC on November 25, 2019).

(a)(iii)	Annual financial statements for the years ended December 31, 2018 and December 31, 2017 of the Company (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2018, File No. 001-7573, filed by the Company with the SEC on March 11, 2019).

(a)(iv)	Interim financial statements for the three months ended March 31, 2019 of the Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, File No. 001-7573, filed by the Company with the SEC on May 9, 2019).

(a)(v)	Interim financial statements for the six months ended June 30, 2019 of the Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, File No. 001-7573. filed by the Company with the SEC on August 6, 2019).

(a)(vi)	Interim financial statements for the nine months ended September 30, 2019 of the Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, File No. 001-7573. filed by the Company with the SEC on November 6, 2019).

(a)(vii)	Press Release, dated September 10, 2019, issued by the Company (incorporated by reference to Exhibit 99.1 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on September 10, 2019).

(a)(viii)	Press Release, dated October 21, 2019, issued by the Company (incorporated by reference to Exhibit 99.1 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on October 21, 2019).

(a)(ix)	Letter to Employees, dated September 10, 2019 (incorporated by reference to Exhibit 99.2 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on September 10, 2019).

(a)(x)	Answers to Frequently Asked Questions relating to the Transaction, dated September 10, 2019 (incorporated by reference to Exhibit 99.3 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on September 10, 2019).

(a)(xi)	Answers to Frequently Asked Questions relating to the Transaction (Updated), dated October 21, 2019 (incorporated by reference to Exhibit 99.2 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on October 21, 2019).

(b)	Not applicable.

(c)(i)	Houlihan Lokey Preliminary Financial Analyses, dated August 23, 2019, provided to the Finance and Strategic Planning Committee (in its capacity as such) (previously filed with the Schedule 13E-3/A filed on October 21, 2019).

(c)(ii)	Houlihan Lokey Preliminary Financial Observations relating to potential pro-forma impacts of the Stock Splits, dated August 30, 2019, provided to the Finance and Strategic Planning Committee (in its capacity as such) (previously filed with the Schedule 13E-3/A filed on October 21, 2019).

(c)(iii)	Houlihan Lokey Preliminary Financial Analyses, dated September 6, 2019, provided to the Finance and Strategic Planning Committee (in its capacity as such) (previously filed with the Schedule 13E-3/A filed on October 21, 2019).

(c)(iv)	Houlihan Lokey Financial Analyses, dated September 6, 2019, provided to the Finance and Strategic Planning Committee (in its capacity as such) (previously filed with the Schedule 13E-3/A filed on October 21, 2019).

(c)(v)	Fairness Opinion of Houlihan Lokey dated September 6, 2019 (incorporated herein by reference to Annex C of the Proxy Statement).

(d)(i)	Form of Parker Drilling Company 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on March 26, 2019).

(d)(ii)	Form of Restricted Stock Unit Incentive Agreement (incorporated by reference to Exhibit 10.6 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on March 26, 2019).

(d)(iii)	Form of Stock Option Incentive Agreement (incorporated by reference to Exhibit 10.7 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on March 26, 2019).

(d)(iv)	Warrant Agreement dated as of March 26, 2019, between the Company and Equiniti Trust Company (incorporated by reference to Exhibit 10.4 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on March 26, 2019).

(d)(v)	Registration Rights Agreement dated as of March 26, 2019 by and among the Company and the other parties signatory thereto (incorporated by reference to Exhibit 10.3 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on March 26, 2019).

(d)(vi)	Employment Agreement, dated as of March 26, 2019, by and between the Company and Gary Rich (incorporated by reference to Exhibit 10.8 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on March 26, 2019).

(d)(vii)	Employment Agreement, dated as of March 26, 2019, by and between the Company and Michael Sumruld (incorporated by reference to Exhibit 10.9 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on March 26, 2019).

(d)(viii)	Employment Agreement, dated as of March 26, 2019, by and between the Company and Jon-Al Duplantier (incorporated by reference to Exhibit 10.10 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on March 26, 2019).

(d)(ix)	Employment Agreement, dated as of March 26, 2019, by and between the Company and Bryan Collins (incorporated by reference to Exhibit 10.11 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on March 26, 2019).

(d)(x)	Transition and Separation Agreement by and between the Company, Parker Drilling Management Services Ltd., and Gary Rich, dated July 11, 2019 (incorporated by reference to Exhibit 10.1 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on July 15, 2019).

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PARKER DRILLING COMPANY

By:	/s/ Michael W. Sumruld
Michael W. Sumruld
Senior Vice President and Chief Financial Officer

Dated: November 25, 2019